UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

B4MC Gold Mines, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

088861L 104
(CUSIP Number)

Soren Fridolf Stenvaenget 16 DK-2640 Hedehusene, Denmark Attn: Ulrik Regaard Larsen (+45) 27832772
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088861L 104

13D

Page 2of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Soren Fridolf
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) X .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 088861L 104

13D

Page 3of 5 Pages

Item 1.  Security and Issuer.

The issuer is B4MC Gold Mines, Inc. (the “Company”).  The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”).  The Company’s principal executive office is: 3651 Lindell Road, Suite D565, Las Vegas, NV 89103.

Item 2.  Identity and Background.

(a) This Statement is being filed by Soren Fridolf (the “Reporting Person”).

(b) The Reporting Person’s business address is: Stenvaenget 16, DK-2640 Hedehusene, Denmark, Attn: Ulrik Regaard Larsen.

(c) The Reporting Person is managing director at Soeren Fridolf Holding ApS, a company located at Stenvaenget 16, DK-2640 Hedehusene, Denmark.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Denmark.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares described in this Statement were issued to the Reporting Person in exchange for cash, as described in Item 4.  The source of the purchase price was the Reporting Person’s personal funds.

Item 4.  Purpose of Transaction.

On May 12, 2015, the Company sold 248,976,200 newly issued shares (the “Company Shares”) of its common stock, par value $0.001 per share (“Common Stock”), to PacificWave.  The price was $0.001 per share, or $248,976.20.  Of this amount, $225,000.00 was paid to certain creditors of the Company in exchange for releases of outstanding liabilities and the remaining $23,976.20 was placed in escrow pending the fulfillment of certain conditions not later than June 30, 2015.  These conditions include the Company’s making all of its required filings under Section 12(g) of the Securities Exchange Act of 1934.  The Company is also required to deliver its financial statements and other records to its auditor no later than June 3, 2015.  Failure of any of these conditions will result in the escrowed funds being repaid to PacificWave as liquidated damages.

The Company Shares were sold in reliance on the exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rules 504, 505, 506 and 903 thereunder.  The Company Shares will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Simultaneous with the purchase of the Company Shares, PacificWave purchased from Elwood Shepard, a shareholder of the Company, 26,023,800 shares of the Company’s outstanding Common Stock (the “Shepard Shares”), representing 61.3% of the outstanding shares prior to the issuance of the new shares by the Company. The purchase price was $26,023.80, all of which was deposited in escrow and will be disbursed in the same manner and under the same conditions as the amount deposited to escrow from the purchase price of the Company Shares.

At the closing of the purchase of the Company Shares and the Shepard Shares (the “Purchased Shares”), PacificWave contributed $175,000.00 to the capital of the Company.

The Company is a “shell” corporation and as such has no current operations.

CUSIP No. 088861L 104

13D

Page 4of 5 Pages

In April 2015, PacificWave arranged for a private sale of certain Purchased Shares to three non-U.S. resident accredited investors, including two entities owned by the Reporting Person, to become effective upon the closing of the purchase of the Shares by PacificWave. The price was $0.01 per Share.

PWP also agreed to transfer at closing certain of the Purchased Shares to certain persons and entities, that provided services in connection with the transactions described in this Item 4. The Company was not a party to any of these transactions.

On May 12, 2014 PWP issued a press release stating that it intended to use the Company as a platform for the acquisition of an operating company and that it was currently in the process of evaluating potential acquisition target companies in the global environmental remediation and other market sectors. It is anticipated that any such acquisition, when consummated, would involve one or more of the following: (1) the issuance of additional common stock or other equity securities of the Company to the owners of the acquired company, resulting in a change of control; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (3) a change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (4) a material change in the present capitalization or dividend policy of the Company; (5) a material change in the present capitalization or dividend policy of the Company; (6) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; or (7) actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owned 10,000,000 Shares, constituting 5.1% of the outstanding Shares.  The shares beneficially owned by the Reporting Person were registered in the names of Soren Fridolf Holding ApS (10,000,000 shares) and HOL 1 AF 1/1 2004 ApS, both of which are Danish companies. The percentage of Shares owned is based upon 294,463,848 Shares outstanding as of May 4, 2015, based on inquiry to the Company’s transfer agent.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares referred to in Item 5(a).

(c) All of such shares were acquired on May 12, 2015, as described in Item 4 of this Schedule.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 088861L 104

13D

Page 5of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Soren Fridolf Insert Name